# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IMMUNIC, INC., CIK 0001280776
CUSIP: 4525EP101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1200 AVENUE OF THE AMERICAS, SUITE 200, NEW YORK, United States (X1), 10036
Date of event which requires filing of this statement: 08/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,634,446; sole dispositive power 0; shared dispositive power 10,634,446; aggregate amount beneficially owned 10,634,446 (9.9% of the class)
- 683 CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,634,446; sole dispositive power 0; shared dispositive power 10,634,446; aggregate amount beneficially owned 10,634,446 (9.9% of the class)
- Zweiman Ari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,634,446; sole dispositive power 0; shared dispositive power 10,634,446; aggregate amount beneficially owned 10,634,446 (9.9% of the class)

## Item 1. Issuer
Name of issuer: IMMUNIC, INC.
Address of issuer's principal executive offices: 1200 Avenue of the Americas, Suite 200, New York, New York 10036

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, NY 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of August 2, 2025, 683 Capital Partners, LP beneficially owned warrants to purchase 10,634,446 shares of Common Stock which are currently exercisable.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the warrants to purchase 10,634,446 shares of Common Stock beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the warrants to purchase 10,634,446 shares of Common Stock beneficially owned by 683 Capital Management, LLC.

The following percentage is based on 95,817,536 shares of Common Stock outstanding as of May 14, 2025, as disclosed in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on May 30, 2025 plus 10,634,446 shares of Common Stock issuable upon exercise of currently exercisable warrants held by the Reporting Persons, which is the maximum number of shares that may be acquired as limited by the 9.99% beneficial ownership limitation set forth in each warrant.

As of August 2, 2025, the Reporting Persons may be deemed to have beneficially owned 10,634,446 shares of Common Stock, constituting approximately 9.99% of the outstanding shares of Common Stock.
Percent of class: 9.9%
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 683 CAPITAL MANAGEMENT, LLC: /s/ Ari Zweiman, Ari Zweiman, Managing Member (08/08/2025)
- 683 CAPITAL PARTNERS, LP: /s/ Ari Zweiman, Ari Zweiman, Authorized Person (08/08/2025)
- Zweiman Ari: /s/ Ari Zweiman, Ari Zweiman, Self (08/08/2025)